SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Launches SCOPIA(R) IVP 3.0 Media Server Enabling a Wide Range of Personalized Video Services dated July 28, 2008.

     2. Press release re RADVISION Video Enables Cisco Contact Center dated July 29, 2008.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Launches SCOPIA(R) IVP 3.0 Media Server Enabling a
Wide Range of Personalized Video Services

Monday July 28, 9:00 am ET

Enterprises and Service Providers can now leverage a powerful general purpose media server with a flexible high-level API, and a unique Service Creation Environment, to easily generate services with ubiquitous connectivity.

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the worldwide availability of its SCOPIA IVP 3.0 media processing server.

SCOPIA IVP 3.0 offers an unparalleled-in-market combination of:

     o    Powerful media processing;

     o    Ease of service creation and customization;

     o    Ubiquitous service connectivity;

     o    Unique web app / content to 3G mobile rendering; and

     o    High scalability.

The SCOPIA Interactive Video Platform (IVP) is designed to play a critical and vital role in the way service providers, enterprises and developers create and reliably deploy interactive video services for seamless integration with existing networks.

"SCOPIA IVP is a smart delivery platform that determines the individual capabilities of end-user devices and seamlessly delivers top video quality for each user based on the capabilities of their end point or network connectivity, supporting 3G handsets, IP Phones, desktop soft clients, video room systems and more, including seamless traversal of FW / NAT between user's endpoint and IVP," said Zeev Bikowsky, General Manager of RADVISION's Networking Business Unit.

Featuring advanced and powerful processing capabilities, SCOPIA IVP allows enterprises and service providers to combine interactive live and stored content on one screen; personalize video services; enable "Context-Aware" services; and build social and community video applications for entertainment or for business.

SCOPIA IVP's open, rich and flexible API enables the creation of any video application by leveraging easy to use, powerful DSP-based media processing building blocks.

Starting from a range of simple off-the-shelf applications, such as Video IVRs to the most demanding multiparty/full featured solutions requiring transcoding and advanced media processing functionalities, SCOPIA IVP enables enterprises and service providers to constantly extend their applications as their business grows.

Rapid Application development

To enable this, a powerful Service Creation Environment (SCE) - offered by RADVISION and its partners - allows developers to rapidly create video applications using standard environments such as Java, HTML and even graphical "drag & drop" tools, as easily as if they were developing for the Web.

This includes a unique solution for seamless rendering applications and content developed for the web, on any mobile 3G-enabled handset accessible by making a regular 3G phone call.

Developer Community

To further build on the strengths of its media server, an active community of partners and developers is working together with RADVISION to offer a variety of new and compelling video applications built on top of the SCOPIA IVP platform. This community supports tailored development of applications to meet the unique needs of a wide range of companies.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1 212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION Ltd.

RADVISION Video Enables Cisco Contact Center

Tuesday July 29, 9:00 am ET

RADVISION's SCOPIA Interactive Video Platform Enables Cisco's Unified Customer Voice Portal (CVP) with Video Communications

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that it is providing integrated video communications for Cisco's Unified Customer Voice Portal (CVP). Cisco's solution will now leverage the SCOPIA Interactive Video Platform's extensive video communications capabilities.

The SCOPIA Interactive Video Platform (IVP) is a universal video media server platform providing powerful processing building blocks, ubiquitous device connectivity and enabling the easy creation of a wide range of video-related applications and services. The video integrated Cisco CVP solution utilizes RADVISION's iCONTACT, a unique contact center video-enabling software component running in conjunction with the SCOPIA Interactive Video Platform. Together, the SCOPIA IVP and iCONTACT offer a comprehensive solution that enables systems integrators and contact center equipment vendors to develop and deploy visual communications services to contact centers.

Using Cisco Unified Customer Voice Portal, organizations can provide intelligent, personalized self-service over the phone, allowing users to efficiently retrieve the information they need from a contact center. Customers can use touch-tone service or their own voice to request information with self-service, and, if live agent assistance is requested, Cisco Unified Customer Voice Portal can transfer information given by the customer and the call itself to the agent, resulting in a smooth customer service experience. Now with RADVISION's SCOPIA Interactive Video Platform, Cisco Unified Customer Voice Portal can support video interactions, including self-service, queuing, and agents.

Video adds a new dimension to the traditional contact center; the dimension of sight and enables an entirely new realm of communications offering users a unique video telephony experience, streamlining operations, and boosting service levels and cutting expenses. This new call center capability harnesses the power of visual communications and can change the nature of customer interactions. Video enabling Cisco Unified Customer Voice Portal with the SCOPIA Platform provides the following features and benefits:

     o    Video menus for a more intuitive caller experience

     o Video self-service where prerecorded or live videos can be played enabling richer interactions

     o    Video queuing where videos can be played while waiting for an agent

     o Video agent support providing a unique customer service experience that builds trust

     o Video agents can "push" additional pre-recorded or live video content to callers, providing an efficient, standardized method for sharing information and instructions.

     o Support for 3G video-enabled mobile devices and video kiosks for broad user access and reach.

"As organizations become more dispersed and in-person meetings become an expensive luxury, electronic communication is quickly becoming the default way of communicating. Video greatly accelerates building trust between parties especially when they have never seen each other before," said Boaz Raviv, CEO of RADVISION. "RADVISION's SCOPIA Interactive Video Platform puts a live face to a name, delivering increased customer satisfaction ultimately leading to a more profitable business."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Ltd.
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                   (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: July 31, 2008